Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

The Very Good Food Company Inc. (the “Company”)

2748 Rupert Street

Vancouver, BC V5M 3T7

Item 2.	Date of Material Change

July 1, 2022 and July 4, 2022.

Item 3.	News Release

A news release announcing the material changes described herein was disseminated on July 4, 2022.

Item 4.	Summary of Material Change

The Company announced certain changes to its management team and board of directors (the “Board”).

Item 5.1	Full Description of Material Change

On July 4, 2022, the Company announced the appointment of Parimal Rana, previously the Company’s Vice President of Operations, as its new Chief Executive Officer and as a director of the Company effective July 1, 2022 and July 4, 2022, respectively. The Company also announced the resignation of Matthew Hall from his position as the Company’s Interim Co-Chief Executive Officer and from the Board effective July 1, 2022. Matthew Hall will continue to support the Company in an advisory capacity.

As part of the changes, the Company also announced that Dela Salem, who temporarily assumed the role of Interim Co-Chief Executive Officer alongside Matthew Hall in May to help guide the Company through key challenges, will return to focus her efforts solely on the Board. In addition, William Tolany has stepped down from the Board for personal reasons.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

Further information relating to the Company may be found on www.sedar.com or by contacting Jordan Rogers, Chief Commercial Officer of the Company at 1 855 472-9841.

Item 9.	Date of Report

July 8, 2022.